Exhibit 2.2

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

NOTE: PORTIONS OF THIS AGREEMENT ARE THE SUBJECT OF A

CONFIDENTIAL TREATMENT REQUEST BY THE REGISTRANT TO THE

SECURITIES AND EXCHANGE COMMISSION. SUCH PORTIONS HAVE BEEN

REDACTED AND ARE MARKED WITH A “[****]” IN PLACE OF THE REDACTED

LANGUAGE.

E S C R O W    A G R E E M E N T

This Escrow Agreement is entered into as of January 7, 2011 by and among Capital One, N.A. (the “Escrow Agent”), a national banking association organized under the laws of the United States of America; Broadridge Investor Communication Solutions, Inc., a Delaware corporation (“Purchaser”); the parties identified on Schedule A annexed hereto (collectively, “Sellers”); and Bluff Point Associates Corp., a Delaware corporation, in its capacity as agent, proxy and attorney-in-fact of the Sellers (the “Sellers’ Representative”).

RECITALS

A. Purchaser and Sellers have entered into a Stock Purchase Agreement dated as of November 23, 2010 (the “Purchase Agreement”), pursuant to which Purchaser is purchasing from Sellers all of the outstanding shares of common stock of Matrix Financial Solutions, Inc., a Delaware corporation (“Company”).

B. The Purchase Agreement contemplates the establishment of an escrow account which shall be available to Purchaser in the manner provided herein and under the Purchase Agreement. Capitalized terms used but not defined herein shall have the meanings stated in the Purchase Agreement.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1. The Escrow Agent shall establish an escrow account (the “Escrow Account”) and Purchaser shall, upon the execution and delivery of this Escrow Agreement, deposit with Escrow Agent for placement in the Escrow Account the sum of $[****] (the “Escrow Amount”). The cash being held in the Escrow Account pursuant to this Escrow Agreement shall constitute an escrow fund available to Purchaser to satisfy (i) its right to indemnification under Section 10.2 of the Purchase Agreement or (ii) Sellers’ obligations under Section 2.3 of the Purchase Agreement.

2. The Escrow Agent shall hold the funds in the Escrow Account and shall invest the funds held in the Escrow Account including, without limitation, any earnings thereon (the

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

“Escrow Funds”) in Fidelity US Treasury Portfolio Class III Money Market Fund #696 (the “Fund”), as long as such Fund maintains the highest rating available by Standard & Poor’s or Moody’s or (b) such other investments as Sellers’ Representative and Purchaser may from time to time mutually agree upon in writing executed and delivered by Sellers’ Representative and Purchaser to the Escrow Agent. The parties hereto acknowledge that the Escrow Funds deposited in the Fund are not deposits or obligations of the Escrow Agent nor are they insured or guaranteed by the FDIC or any other government agency and the Escrow Agent shall have no liability to the parties hereto for any loss which may be incurred by reason of any investment of the Escrow Funds instructed by Sellers’ Representative and Purchaser. Any income from or gains or losses on the portion of the Escrow Amount distributed to Sellers or Purchaser, as applicable, shall be characterized by the party receiving such distribution as income, gains or losses incurred by such party.

Purchaser and Sellers each acknowledges and understands that the Escrow Agent is required by Rule 14b-2(b)(4) of the Securities Exchange Act of 1934 to disclose the Purchaser’s and each Seller’s name, address, and securities position to requesting issuers unless directed otherwise by undersigned. Purchaser and each Seller hereby (check one)

consents to disclosure

x	objects to disclosure

3. The Escrow Funds shall be held as trust funds and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of Sellers or Purchaser other than as provided herein. To the extent and so long as the Escrow Funds are held in the Escrow Account hereunder, Purchaser shall have, and Sellers hereby grant, as of and from the date of this Escrow Agreement, a first-priority security interest in the Escrow Account to secure payment of amounts, if any, payable to Purchaser in respect of Section 10.2 of the Purchase Agreement. In connection therewith, Sellers’ Representative expressly agrees to execute and deliver, on behalf of Sellers, such instruments as Purchaser may from time to time reasonably request for the purpose of evidencing and perfecting such security interest.

4. The Escrow Agent, for performing its obligations under this Escrow Agreement, shall be entitled to receive fees in accordance with the schedule attached as Exhibit A. All of the fees and expenses of the Escrow Agent shall be split equally between the Sellers, on the one hand, and the Purchaser, on the other.

5. Other than as provided in this Section 5 or Section 6 hereof, the Escrow Funds shall be released only in accordance with (a) joint written instructions signed by the Sellers’ Representative and Purchaser or (b) an order, judgment or decree of a court of competent jurisdiction setting forth instructions to the Escrow Agent as to the amount of Escrow Funds, if

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

any, to be released from the Escrow Account. Promptly following the twelve (12) month anniversary of the date hereof (the “Escrow Termination Date”), the Escrow Agent shall distribute or cause to be distributed to the Sellers’ Representative, as paying agent for Sellers, all of the Escrow Funds, if any, then held in the Escrow Account; provided, however, that if prior to the Escrow Termination Date, Purchaser has delivered a Claim Certificate (as such term is defined in the Purchase Agreement) to Escrow Agent and Sellers’ Representative containing a claim for Damages which has not been resolved prior to the Escrow Termination Date in accordance with Section 6 hereof, the Escrow Agent shall retain in the Escrow Account after the Escrow Termination Date, Escrow Funds in an amount equal to the Claimed Amount or Contested Amount (each as defined below) (including any interest attributable thereon), as the case may be, with respect to all claims which have not then been resolved.

6. The following procedures shall be binding on Purchaser and Sellers.

a. If Purchaser has or claims to have incurred or suffered Damages for which it is or may be entitled to indemnification under Section 10.2 of the Purchase Agreement, Purchaser shall deliver a Claim Certificate to Sellers’ Representative and to the Escrow Agent prior to the Escrow Termination Date. The amount of Damages stated in the Claim Certificate is referred to herein as the “Claimed Amount”.

b. Within 15 days after receipt by Sellers’ Representative of a Claim Certificate, Sellers’ Representative may deliver to Purchaser and to the Escrow Agent a written response (the “Response Notice”) in which Sellers: (i) agree that funds in an amount equal to the full Claimed Amount may be released from the Escrow Account to Purchaser; (ii) agree that funds in an amount equal to part, but not all, of the Claimed Amount (the “Agreed Amount”) may be released from the Escrow Account to Purchaser; or (iii) indicate that no part of the Escrow Account may be released to Purchaser in respect of the Claimed Amount. Any part of the Claimed Amount that is not agreed to be released to Purchaser pursuant to the Response Notice shall be the “Contested Amount.” If a Response Notice is not received by the Escrow Agent within such 15-day period, then Sellers shall be conclusively deemed to have agreed that funds in an amount equal to the full Claimed Amount may be released to Purchaser from the Escrow Account.

c. If Sellers’ Representative delivers a Response Notice agreeing that funds in an amount equal to the full Claimed Amount may be released from the Escrow Account to Purchaser, or if Sellers’ Representative does not deliver a proper Response Notice on a timely basis in accordance with Section 6(b), the Escrow Agent shall within 5 days following the receipt of such Response Notice (or, if the Escrow Agent has not received a Response Notice, within 5 days following the expiration of the 15-day period referred to in Section 6(b)), deliver to Purchaser funds equal to such Claimed Amount from the Escrow Account.

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

d. If Sellers’ Representative delivers a Response Notice agreeing that funds in an amount equal to less than the full Claimed Amount may be released from the Escrow Account to Purchaser, the Escrow Agent shall, within five days following the receipt of such Response Notice, deliver to Purchaser, funds in an amount equal to the Agreed Amount. Such payment shall not be deemed to be made in full satisfaction of the claim described in such Claim Notice, but shall count toward the satisfaction of the claim described in such Claim Notice.

e. If Sellers’ Representative delivers a Response Notice indicating that there is a Contested Amount, Sellers’ Representative and Purchaser shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Sellers’ Representative and Purchaser resolve such dispute, such resolution shall be binding on Sellers and the Purchaser and a settlement agreement shall be signed by Purchaser and Sellers’ Representative (on behalf of Sellers) and sent to the Escrow Agent, which shall, upon receipt thereof, if applicable, release funds from the Escrow Account in accordance with such agreement. Unless and until the Escrow Agent shall receive written notice that any such dispute has been resolved by Purchaser and Sellers’ Representative, the Escrow Agent may assume without inquiry that such dispute has not been resolved.

f. If Sellers’ Representative and Purchaser are unable to resolve the dispute relating to any Contested Amount within 30 days after the delivery of the Response Notice, then either party may initiate binding arbitration in accordance with Section 11.7 of the Purchase Agreement.

g. The Escrow Agent shall release funds from the Escrow Account in connection with any Contested Amount within 5 days after the delivery to the Escrow Agent of: (i) a copy of a settlement agreement executed by Purchaser and Sellers’ Representative setting forth instructions to Escrow Agent as to the amount of funds, if any, to be released from the Escrow Account, with respect to such Contested Amount; or (ii) a copy of the award of the arbitrator(s) referred to and as provided in Section 6(f) setting forth instructions to the Escrow Agent as to the amount of funds, if any, to be released from the Escrow Account, with respect to such Contested Amount.

h. In the event that any payment is due to Purchaser pursuant to Section 2.3 of the Purchase Agreement, the Sellers’ Representative and Purchaser will deliver to the Escrow Agent joint written instructions instructing the Escrow Agent to deliver such payment to the Purchaser from the Escrow Amount. Any such instruction will be binding on the Sellers in all respects and complied with by the Escrow Agent.

7. Each of the Sellers and Purchaser agree that the duties of the Escrow Agent are only such as are herein specifically provided, being purely ministerial in nature, and that so long as it has acted in good faith the Escrow Agent shall incur no liability whatsoever for any action taken or omitted by it, except for willful misconduct or gross negligence. The Escrow Agent may consult with counsel of its own choice and at its own expense and shall have full and complete authorization and protection for any action taken by it in good faith and in accordance with the reasonable opinion of such counsel.

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

8. Sellers and Purchaser shall jointly and severally reimburse and indemnify the Escrow Agent harmless against any and all loss, liability, reasonable costs or expenses (including, without limitation, reasonable fees, disbursements and other charges of counsel incurred by the Escrow Agent in any dispute, controversy, action or legal proceeding between it and one of the other parties hereto, or between it and a third party, or pursuant to Section 7 hereof) incurred by the Escrow Agent arising out of or in connection with its acceptance of, or the performance of its duties and obligations under this Escrow Agreement (except those arising out of or in connection with the Escrow Agent’s willful misconduct or gross negligence) as well as reasonable costs and expenses of defending against any claim or liability arising out of or relating to this Escrow Agreement incurred by the Escrow Agent.

9. All of the terms and conditions in connection with the Escrow Agent’s duties and responsibilities are contained in this Escrow Agreement, and the Escrow Agent is not expected or required to be familiar with the provisions of any other instrument or agreement between Sellers and Purchaser or anyone else and shall not be charged with any responsibility or liability in connection with the observance or nonobservance by anyone of the provisions of any such instrument or agreement. The Escrow Agent shall have no duties or responsibilities other than those expressly set forth herein. The Escrow Agent shall have no duty to enforce any obligation of any other person to make any payment or delivery or to enforce any other obligation of any other person to perform any other act. The Escrow Agent shall be under no liability to the other parties hereto or to anyone else by reason of the failure on the part of any other party heretofore or any other person to perform such person’s obligation under any such document.

10. The Escrow Agent may rely and shall be protected in acting upon any order, notice, demand, certificate, opinion of counsel or other paper or document which may be submitted to the Escrow Agent in connection with its duties hereunder and which is reasonably believed by the Escrow Agent to be genuine and to have been signed or presented by Purchaser and/or Sellers and the Escrow Agent shall have no liability or responsibility with respect to the form, execution or validity thereof. The Escrow Agent shall not be responsible for the sufficiency or accuracy of the form of, or the execution, validity, value or genuineness of, any document received, held or delivered to it hereunder, or of any signature or endorsement thereon (other than its own), or for any lack of endorsement thereon, or for any description therein; nor shall the Escrow Agent be responsible or liable to the other parties hereto or to anyone else in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver any document or property or this Escrow Agreement (other than its own). The Escrow Agent shall have no responsibility with respect to the use or application of any funds paid or delivered by the Escrow Agent pursuant to the provisions hereof.

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

11. This Escrow Agreement may not be amended, modified, canceled, abrogated or rescinded without the written consent of the Escrow Agent, Sellers’ Representative and Purchaser. The Escrow Agent shall not be bound or in any way affected by any notice of any amendment, modification, cancellation, abrogation or rescission of this Escrow Agreement, or any fact or circumstances affecting or alleged to affect the rights or liabilities of any other person, unless the Escrow Agent has received written notice satisfactory to it.

12. The Escrow Agent may resign for any reason upon thirty (30) days written notice to Sellers’ Representative and Purchaser. In addition, Purchaser and Sellers’ Representative shall have the right to terminate the appointment of the Escrow Agent by giving the Escrow Agent thirty (30) days written notice of such termination. Any such notice shall specify the date upon which such resignation or termination shall take effect. In the event of the resignation or termination of the Escrow Agent, upon the expiration of such thirty (30) days written notice, the Escrow Agent may deliver all cash or property in its possession under this Escrow Agreement to any successor escrow agent appointed by Purchaser (and reasonably acceptable to Sellers’ Representative); or, if no successor escrow agent has been appointed, the Escrow Agent may apply to a court of competent jurisdiction, at the sole cost and expense of the Purchaser, in the State of New York for appointment of a successor Escrow Agent or an action in the nature of interpleader and, if permitted and in accordance with the procedures of the court of competent jurisdiction, deposit the Escrow Funds with such court of competent jurisdiction. Upon such delivery, the Escrow Agent’s obligations hereunder shall cease and terminate and the Escrow Agent shall be released from any and all liability under this Escrow Agreement (except liability arising out of or in connection with the Escrow Agent’s willful misconduct or gross negligence). A termination under this paragraph shall in no way change the terms of Sections 7 and 8 relating to the Escrow Agent’s indemnification. The Escrow Agent’s sole responsibility from the time of the expiration of the thirty (30) day notice periods set forth above shall be to keep safely the Escrow Funds and to deliver the Escrow Funds to a person designated in accordance with this Section 12 or in accordance with the directions of a final order or judgment of a court of competent jurisdiction.

13. In the event that the Escrow Agent is uncertain as to its duties or rights hereunder or receives instructions from any party hereto with respect to the Escrow Funds which, in its reasonable opinion, are in conflict with any of the provisions of this Escrow Agreement or any instructions received from one of the other parties to this Escrow Agreement, after providing notice to the other parties hereto, the Escrow Agent shall be entitled (a) to refrain from taking any action other than to keep the Escrow Funds in question until such time as there has been a “final determination” of the rights of the applicable parties with respect to the Escrow Funds or (b) terminate its role as Escrow Agent hereunder in accordance with Section 12 hereof. For purposes of this Section 13, there shall be deemed to have been a “final determination” of the rights of the applicable parties with respect to the Escrow Funds at such time as any of the applicable parties shall file with the Escrow Agent (i) an official certified copy of a court order, together with an opinion of counsel of the party filing the foregoing, in form and substance reasonably acceptable to the Escrow Agent and its counsel, stating that the court order is a final

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

determination of the rights of the parties hereto with respect to the Escrow Funds in question, that the time to appeal from said court order has expired, and that said court order is binding upon the applicable parties, or (ii) a fully executed agreement or consent by and among Sellers’ Representative and Purchaser, which provides for disposition of the Escrow Funds in question.

14. If the Escrow Agent becomes a party to any litigation or dispute by reason hereof or if the Escrow Agent is threatened to be made a party to litigation by reason hereof, it is authorized to interplead all interested parties in any court of competent jurisdiction and, after providing at least 5 business days notice to the Sellers’ Representative and Purchaser and if Purchaser does not appoint a successor Escrow Agent (reasonably acceptable to Sellers’ Representative) within such 5 day period, if permitted and in accordance with the procedures of the court of competent jurisdiction, to deposit with the clerk of a court any cash held by it in the Escrow Funds and, thereupon, shall stand fully relieved and discharged of any further duties hereunder in respect of the Escrow Funds and the matter(s) giving rise thereto. Purchaser shall reimburse the Escrow Agent upon demand for any reasonable costs and expenses, including, but not limited to, reasonable counsel fees incurred in connection with any interpleader action commenced by the Escrow Agent pursuant to this Section 14.

15. Nothing contained herein shall be deemed to obligate the Escrow Agent to pay or transfer any monies hereunder unless and until such funds are received by the Escrow Agent.

16. This Escrow Agreement shall terminate upon the earlier to occur of (i) the receipt by Escrow Agent of joint instructions of Sellers’ Representative and Purchaser or (ii) the distribution of all Escrow Funds from the Escrow Account established hereunder in accordance with the terms of this Agreement; subject, however, in each case to the survival of obligations specifically contemplated in the Agreement to so survive.

17. Any notice or other communication required or permitted to be delivered to any party under this Escrow Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service) to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto):

(a) To Escrow Agent:	Capital One Bank
265 Broadhollow Road 3rd floor
Melville, NY 11747
Attn: Ellen Carella
Office: 631-577-5859
Fax: 631-577-2833

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

(b) To Sellers:	Bluff Point Associates Corp.
285 Riverside Drive
Westport, CT 06880
Attn: Thomas E. McInerney

With a copy to (which shall not constitute notice):

Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
Attn: Geoffrey Parnass, Esq.

(c) To Purchaser:	Broadridge Investor Communication Solutions, Inc.
2 Journal Square Plaza
Jersey City, New Jersey 07304
Attn: General Counsel

With a copy to (which shall not constitute notice):

Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, OH 44114-1304
Attn: Daniel G. Berick, Esq. and Cipriano S. Beredo, Esq.

18. This Escrow Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. With respect to any suit, action or proceeding relating to this Escrow Agreement, other than as contemplated by Section 6(f) hereof (each, a “Proceeding”), each of the Sellers, Purchaser, and the Escrow Agent irrevocably (a) consents that any legal action or Proceeding against him, her or it under, arising out of or in any manner relating to, this Escrow Agreement, or any other document delivered in connection herewith, may be brought in any court of the State of New York located within the Southern District of New York or in the United States District Court for the Southern District of New York, (b) consents and submits to the personal jurisdiction of any of such courts in any such action or Proceeding, (c) waives any claim or defense in any such action or Proceeding based on any alleged lack of personal jurisdiction, improper venue or forum non conveniens or any similar basis, and (d) waives all rights, if any, to trial by jury with respect to any such action or Proceeding to the extent permitted under applicable law. Each of the Sellers, Purchaser, and the Escrow Agent irrevocably agrees that service of any process, summons, notice or document by United States first class certified mail, return receipt requested, postage prepaid, to its address as

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

set forth in Section 17 shall be effective service of process for any action, suit or proceeding in New York with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 18.

19. Any term or provision of this Escrow Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Escrow Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

20. The rights created by this Escrow Agreement shall inure to the benefit of, and the obligations related thereby shall be binding upon, the successors and assigns of the parties hereto. Sellers may not assign their rights under this Escrow Agreement without the express prior written consent of Purchaser, and any attempted assignment of this Escrow Agreement or any of such rights by Sellers without such consent shall be void and of no effect.

21. Sellers and Purchaser each represent and warrant to the Escrow Agent that (a) such party has full power and authority or capacity, as applicable, to enter into this Escrow Agreement and the transactions contemplated hereunder, (b) this Escrow Agreement is a valid and binding obligation and does not conflict with, violate or cause a default under any provisions of federal or state law or any order, decree, license, permit or the like or any other agreement or instrument to which it is a party or by which it is bound, and (c) if applicable, the officer signing this Escrow Agreement is duly authorized to do so.

22. As between the Escrow Agent, on the one hand, and the other parties hereto, on the other hand, this Escrow Agreement constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter described herein and supersedes all prior agreements or understandings, written or oral, between the parties with respect thereto except for the Purchase Agreement.

23. The waiver by any party hereto of a breach of any provision of this Escrow Agreement shall not operate or be construed as a waiver of any subsequent breach.

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

24. This Escrow Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Escrow Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be sufficient to bind the parties to the terms and conditions of this Escrow Agreement.

25. Except as expressly provided herein, none of the provisions of this Escrow Agreement, express or implied, is intended to provide any rights or remedies to any person other than the parties hereto and their respective permitted successors and assigns, if any.

26. Each Seller hereby authorizes and directs the Sellers’ Representative, as its agent, proxy and attorney-in-fact and representative under this Escrow Agreement, to take such action on behalf of such Seller, and to exercise all rights, power and authority on behalf of Sellers under this Escrow Agreement (including the right to receive notices and other documentation pursuant to the terms of this Escrow Agreement on behalf of Sellers). By its execution hereof, each Seller hereby authorizes, delegates and grants to the Sellers’ Representative authority to take all actions that this Agreement provides are to be taken by the Sellers.

27. Any corporation or entity into which Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation or entity resulting from any merger, conversion or consolidation to which Escrow Agent will be a party, or any corporation or entity succeeding to the business of Escrow Agent will be the successor of Escrow Agent hereunder without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto except where an instrument of transfer or assignment is required by Law to effect such succession, anything herein to the contrary notwithstanding.

28. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions, including Escrow Agent, to obtain, verify and record information that identifies each person/entity opening an account. For this account, Escrow Agent will need the principal name and address of each party, tax payer identification number, and other information, such as certified articles of incorporation, a government-issued business license, a partnership agreement, and annual report filed with the Secretary of State (or equivalent), or a trust agreement, that will allow the Escrow Agent to identify the parties to the Escrow

[Signature Page Follows]

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

This Escrow Agreement has been executed in counterparts by the parties hereto and is in full force and effect as of the date first written above.

CAPITAL ONE, N.A.

By:	/s/ Diane D. Tyrer
Name:	Diane D. Tyrer
Title:	AVP and Trust Officer

BROADRIDGE INVESTOR COMMUNICATION SOLUTIONS INC.

By:	/s/ Richard G. Rodick
Name:	Richard G. Rodick
Title:	Vice President & Treasurer

BLUFF POINT ASSOCIATES CORP.
in its capacity as agent, proxy and attorney-in-fact of the Sellers

By:	/s/ Thomas E. McInerney
Name:	Thomas E. McInerney
Title:

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

Schedule A

SELLERS

Bluff Point Associates Corp.
The McInerney/Gabriele Family Limited Partnership
R. Clifton D’Amato
John Moody
Let Lee
John Farrar
Let Lee and Neil Gabriele as Trustees of The Let Lee 2010 Grantor Retained Annuity Trust
Ida Wong
Michael Panec
John L. McInerney
Jamie DeRubertis
Neil Gabriele
John R. Jones and Susan M. Jones
Joe Wozniak
Cynthia B. Dash
Joseph Matarazzo
Patricia Rowland
Scott Pearson
Robert Jones
Christine Dawson
Christian Deonier
Bruce S. Matta
Fang Schmitz
John Clarke
Ed Goldschmidt
Mike Guzzo
Ed Hinch
Mark Lewis
Cary Sun
Robert Beall
Wendy Fisk
Darrin Watts
Suzanne Walters
Todd Volmer

Confidential Treatment is Requested by Broadridge Financial Solutions, Inc.

Pursuant to 17 C.F.R. 200.83

Exhibit A

Escrow Agent Fee

Market Value Fees

•	Less than $5 Million 5 basis points*

•	$5 Million to less than $10 Million 4 basis points

•	$10 Million to less than $20 Million 3 basis points

•	$20 Million and greater 2 basis points

*Subject to a minimum of $2,500

Transaction Fees

•	Electronic trade settlement transaction $15.00

•	Non-electronic trade settlement transaction $20.00

•	Mutual Fund trade transaction $25.00 (purchase, sales, free receipt & delivery)

•	Principal pay downs $0.00

Wire Transfer Fees

•	Incoming wire transfer $0.00

•	Outgoing wire transfer $10.00

Distribution Fees

•	Non-recurring distribution $25.00 per item

Online Access and Reporting

•	Portfolio Online™ $0.00

The fees quoted above compensate the Bank for customary escrow duties and are assessed at the time of closing for each year or partial year in which Capital One acts as Escrow Agent. In addition, reasonable fees will be charged for extraordinary services performed based upon a mutually agreed rate. Mutual fund fees, if applicable, will be charged at the fund level as described in the prospectus.